TriCo Bancshares
                              63 Constitution Drive
                             Chico, California 95973


                               September 14, 2009

Via EDGAR--CORRES

Hugh West
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C 20549

Mail Stop 4720

Re:    TriCo Bancshares
       Form 10-K for Fiscal Year Ended December 31, 2008
       Form 10-Q for Quarterly Period Ended June 30, 2009
       File Number 000-10611

Dear Mr. West:

We have reviewed your letter dated August 31, 2009 regarding your review of TriCo Bancshares's (the "Company") Form 10-K for December 31, 2008 and Form 10-Q for March 31, 2009 filed with the U.S. Securities and Exchange Commission (the "SEC"). Our responses to your comments are set forth below.

Form 10-Q filed for the period ended June 30, 2009
--------------------------------------------------

Item 1. Financial Statements
----------------------------
Notes to Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------

Allowance for Loan Losses, page 10
----------------------------------

1. Please revise your future filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Response: The Company will include the disclosures required by paragraph 20(a) of SFAS 114 in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
          ----------------------------------------------------------------------

Classified Assets, page 30
--------------------------

2. We note that consumer loans (including HELOC and indirect auto loans) comprise a significant amount of your overall loan portfolio. So that a reader would have a clear understanding of how management identifies problem loans within these specific loan categories as well as the steps taken to address any potential problems, please expand your disclosure in future filings to address the following:

          o    Discuss the specific risks associated with these types of loans;

          o    Discuss  the  processes   taken  by  management  in   identifying
               potential problem loans;

          o Discuss the steps taken in identifying the nature and type of underlying collateral supporting these loans;

          o Discuss how management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);

          o Discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed); and

          o Discuss the timing when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.

          Provide us with your proposed future disclosures.

Response:           The Company will enhance its future  disclosures,  beginning with the Form 10-Q for the period ended September 30, 2009, to disclose how management identifies problem consumer loans and the steps that it takes to address potential problems with such loans.

                    The Company requires additional time to provide its proposed disclosures in view of their complexity and respectfully requests an extension until September 30, 2009 to provide such response.



3. We note the continued deterioration in the credit quality of your loan portfolio during fiscal 2008 and into fiscal 2009, which has resulted in a significant increase in nonperforming loans and assets as well as significant increases in both the loan loss provision and loan charge-offs during that timeframe. So that a reader will have a clear understanding of the deterioration being experienced within your loan portfolio, please revise your future filings to specifically discuss the nature, geographical location and type of loans contributing to these increases, the problems associated with the specific individual loans, the charge-offs recorded, and the triggering events which lead to both the charge-offs and the significantly increased loan loss provisions. Additionally, discuss how these more recent and specific events and circumstances have been factored into and considered in the determination of the allowance for loan loss methodologies established by management. Provide us with your proposed future disclosures.

Response:           The Company will enhance its future  disclosures,  beginning with the Form 10-Q for the period ended September 30, 2009, to provide additional disclosures concerning changes in the credit quality of the loan portfolio as requested.

                    The Company requires additional time to provide its proposed disclosures in view of their complexity and respectfully requests an extension until September 30, 2009 to provide such response.

4. We note your tabular presentation of classified loans and other classified assets. To enable a reader to have a clear understanding of the potential exposure within each of your lending categories, please revise the presentation to identify the level (or "grading") of classified loans and other assets by specific loan type. Provide us with your proposed future disclosures.

Response:           Beginning with the Form 10-Q for the period ended  September
                    30, 2009, the Company will enhance its tabular presentation of classified loans and assets to include levels or grades of classified loans and other assets by specific loan type.

                    The Company requires additional time to provide its proposed form of tabular disclosure and respectfully requests an extension until September 30, 2009 to provide such response.

5. Tell us supplementally and revise your disclosure in future filings, to explain the nature of the U.S. Government guarantees which are considered by the Company both in the determination of the level of nonperforming loans in the determination of the loan loss allowance.

Response:           The guarantees are provided by various  government  agencies including the United States Department of Agriculture, Small
                    Business Administration, Bureau of Indian Affairs, Statewide
                    Health Planning  Development,  California  Capital Financial
                    Development  Corporation,  and Safe Bidco.  These guarantees range from 50% to 100% of the loan amount with the  majority at 80% or higher. Historically,  we have disclosed the level
                    of   nonperforming   loans  before   consideration  of  such
                    guarantees (gross) and after consideration (net) of such guarantees. We consider these guarantees when considering the adequacy of the loan loss allowance.

                    The Company will enhance its future disclosures, beginning with the Form 10-Q for the period ended September 30, 2009, to explain the nature of U.S. Government guarantees considered in determining the level of nonperforming loans and the loan loss allowance.

Nonperforming Loans, page 30
----------------------------

6. Given the significant increase in nonaccrual loans recognized during fiscal 2008 and into fiscal 2009, and in order to give the reader a clear understanding of the problem loans, please revise the tabular presentation, in future filings, to include a detail of nonaccrual loans by loan type.

Response:           Beginning with the Form 10-Q for the period ended  September
                    30, 2009, the Company will enhance its tabular presentation of problem loans to include a detail of nonaccrual loans by loan type.

7. To the extent you continue to experience increase in OREO, consider disclosing a roll-forward of activity within OREO in future filings (e.g. beginning balance, additions, sales, gains or losses and impairment and ending balance).

Response:      The Company  will  continue to monitor its level of OREO and will disclose roll-forward activity within OREO in future filings where material.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures included in its SEC filings. Additionally, the Company acknowledges that comments from the SEC's staff or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filings. The Company will not assert staff comments from the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your review and insights in the Company's filings. Should you need additional information concerning the items during your review or the responses noted above, please contact me at (530) 898-0300.

Sincerely,

/s/ Thomas J. Reddish
---------------------
Thomas J. Reddish
Executive Vice President and Chief Financial Officer
TriCo Bancshaers